Exhibit 99.2

NLS Pharmaceutics Secures Key Patent in Japan for Mazindol ER in the Treatment of Heroin Dependence

Zurich, Switzerland - October 21 2024 - NLS Pharmaceutics Ltd. (NASDAQ: NLSP) (NASDAQ: NLSPW) (“NLS” or the “Company”), a Swiss clinical-stage biopharmaceutical company dedicated to developing therapies for rare and complex central nervous system disorders, is pleased to announce that its Japanese patent application No. 2020-513594 has been granted. The patent covers the use of Mazindol ER (extended-release) for the treatment of heroin dependence, providing a new therapeutic strategy for opioid use disorder.

“The development of mazindol as a treatment for substance use disorder could represent a significant breakthrough, offering new hope for patients battling addiction. It is crucial we align our strategy with the evolving landscape of pharmaceutical innovation in this area." said Alex Zwyer, Chief Executive Officer of NLSP. “This application highlights the continued commitment from NLS to pioneer therapeutic approaches to address significant unmet medical needs.”

Key Highlights of this Patent

●	Mazindol ER for Heroin Dependence: Mazindol, a tetracyclic compound with unique pharmacological properties, has shown promising in vivo results in reducing heroin dependence by modulating neurotransmitter systems involved in reward signaling and addiction pathways. The patent protects the use of Mazindol ER as a treatment for opioid addiction, specifically targeting heroin, one of the most potent and addictive opioids.

●	Mechanism of Action: Unlike traditional opioid agonists and antagonists, Mazindol works by indirectly modulating the reward systems of the brain, targeting opioid receptors such as μ-opioid, κ-opioid, and δ-opioid receptors. By influencing these receptors, Mazindol reduces cravings and compulsive drug-seeking behaviors, helping to mitigate the effects of opioid use disorder without inducing the same level of dependence associated with other treatments.

●	Focus on Long-Term Efficacy: The patent includes claims for the sustained-release formulation of Mazindol, which allows for a steady release of the drug over time, improving patient compliance and reducing the risk of relapse. This extended-release formulation is designed to maintain therapeutic levels of the drug in the bloodstream for prolonged periods, providing more consistent symptom management for individuals recovering from heroin addiction.

Scientific Basis

Opioid Use Disorder (OUD), particularly heroin addiction, poses a significant public health challenge worldwide. Heroin binds strongly to opioid receptors in the brain, leading to intense euphoria followed by physical dependence and withdrawal symptoms. Traditional treatments often rely on opioid substitution therapies, which can carry their own risks of dependence. Mazindol offers an innovative, non-opioid approach that addresses the brain’s addiction circuitry, potentially reducing the risk of relapse and improving recovery outcomes.

The unique effect of Mazindol on heroin dependence lies in its ability to regulate the meso-corticolimbic system, which includes the ventral tegmental area (VTA) and nucleus accumbens—key regions in the brain’s reward circuitry. By normalizing these pathways, Mazindol helps reduce the compulsive behaviors associated with opioid use disorder, offering hope for individuals struggling with heroin addiction.

Appeal Decision in Japan

NLS Pharmaceutics successfully appealed the original rejection of its patent application, receiving a favorable decision from the Japan Patent Office (JPO) on October 2, 2024. The granted patent, which includes eight claims, provides robust protection for Mazindol ER and its specific use in treating opioid dependence, particularly heroin addiction. This decision reflects an innovative contribution to addiction medicine and positions Mazindol ER as a potentially transformative treatment for heroin dependence in Japan and beyond.

About NLS Pharmaceutics Ltd.

NLS Pharmaceutics Ltd. is a global development-stage biopharmaceutical company working with internationally recognized scientists and world-class partners to develop innovative therapies for patients with rare and complex central nervous system disorders. Headquartered in Switzerland and founded in 2015, NLS is led by an experienced management team with a track record of successfully developing and commercializing product candidates. For more information, visit www.nlspharma.com.

Safe Harbor Statement

This press release contains forward-looking statements pursuant to U.S. Federal securities laws. For example, NLS discusses potential benefits of its products and the granted patent. Forward-looking statements are based on the current expectations of NLS management and are subject to numerous factors and uncertainties that could cause actual results to differ. These factors include technology changes, delays or obstacles in launching clinical trials, and the non-approval of NLS products by regulatory agencies. NLS undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date of this release unless required by law. Detailed risk information is included in NLS’s filings with the U.S. Securities and Exchange Commission (SEC), available at www.sec.gov.

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